Sub-item 77M - Legg Mason Charles Street Trust, Inc.
LEGG MASON PARTNERS EQUITY TRUST
55 Water Street
New York, New York 10041
Special Meeting of Shareholders to be held April 24, 2009
February 5, 2009
Dear Shareholder:
You are being asked to vote on a proposed transaction related to your fund, Legg Mason Partners Small Cap Core Fund, a series of
Legg Mason Partners Equity Trust (the "Trust"). Detailed information about the proposal is contained in the enclosed materials.
The proposed transaction would involve the reorganization of your fund into the Batterymarch U.S. Small Capitalization Equity Portfolio, a series of Legg Mason Charles Street Trust, Inc. (the "Reorganization"). The Board of Trustees (the "Board") of the
Trust has called a special meeting of shareholders (the "Meeting") of Legg Mason Partners Small Cap Core Fund (identified herein as "your fund") to be held on April 24, 2009, at the offices of Legg Mason Partners Fund Advisor, LLC, 620 Eighth Avenue, 49th
Floor, New York, New York 10018, at 10:00 a.m. Eastern Time to consider and vote on the proposed transaction.
The attached Proxy Statement/Prospectus asks for your approval of the proposed Reorganization. After careful consideration, the Board recommends that you vote "FOR" the proposed
Reorganization.
Your vote is very important to us regardless of the number of shares you own. Whether or not you plan to attend the Meeting in person, please read the Proxy Statement/Prospectus and cast your vote promptly. To vote, simply sign and return the voting instruction card in the enclosed postage-paid envelope or follow the instructions on the voting instruction card to authorize your vote by touch-tone telephone or on the internet.
It is important that your vote be received no later than the time of the Meeting.
Sincerely,

/s/ R. Jay Gerken

R. Jay Gerken
President and Chief Executive Officer
Legg Mason Partners Equity Trust